SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

At the extraordinary general meeting (“EGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on October 31, 2022, all the agenda set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agenda for Shareholder Approval:

1)	Approval of amendments to the Articles of Incorporation of KEPCO

2.	Voting Results

Agenda	Outstanding Shares	Attendant Shares	Shares for
1. 1)	641,964,077	449,773,988	448,601,978 (99.7%)

Details on the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Sim, Kwang-sub
Name:	Sim, Kwang-sub
Title:	Corporate Vice President

Date: October 31, 2022

Attachment

Agenda 1. Approval of amendments to the Articles of Incorporation of KEPCO (the “Articles of Incorporation”)

●	The table below compares the current provisions in the Articles of Incorporation with the proposed amendments.

Current provision	Proposed amendment	Rationale

Article 26 (Number of Officers)

(1) The Corporation shall have not more than fifteen (15) directors. The number of standing directors including the President shall not be more than seven (7) persons and the number of non-standing directors shall be not more than eight (8) persons; provided that the total number of standing directors should be less than 50/100 of the total number of directors.

Article 26 (Number of Officers)

(1) The Corporation shall have not more than fifteen (15) directors including the President. The Board of Directors shall be divided into standing directors and non-standing directors;

provided that the total number of standing directors including the President should be less than 1/2 of the total number of directors.

To clarify the article in accordance with the Act on the Management of Public Institutions

Article 26-2 (Appointment of Officers, etc.)

(3) The non-standing director shall be selected from the experts from the private sector (provided, however, that public service personnel shall be limited to public educational officials at national or public schools) who have ample expert knowledge and experience on management among the pool of candidates who have been recommended by the Director Nomination Committee, and appointed by the Minister of the Ministry of Economy and Finance upon deliberation and resolution by the Committee for Management of Public Institutions

Article 26-2 (Appointment of Officers, etc.)

(3) The non-standing director shall be selected among the pool of candidates under any of the following subparagraphs who have been recommended by the Director Nomination Committee, and appointed by the Minister of the Ministry of Economy and Finance upon deliberation and resolution by the Committee for Management of Public Institutions. Such appointment shall include one (1) person pursuant to Subparagraph 2. set forth below.

To introduce the Board-Level Employee Representation system in accordance with amendments to the Act on the Management of Public Institutions

<Newly established>

1. Experts from the private sector (provided, however, other than any public service personnel who is not a public educational official at national or public schools) with ample expert knowledge and experience on management

<Newly established>	2. Employees of the Corporation who have served not less than three (3) years and have been recommended by the employee representative (representative of a labor union; if one is established with a majority of the employees) or agreed by a majority of the employees

Article 41-2 (Composition of the Audit Committee)

(1) For purposes of the committee pursuant to Article 41-4, the Corporation shall establish an Audit Committee in lieu of a Board of Auditors.

(2) The Audit Committee shall consist of three (3) Directors, provided that at least two (2) members of the Audit Committee shall be Non-standing Directors and at least one (1) member of the Audit Committee shall be an accounting or financial expert pursuant to the Enforcement Decree of the Financial Investment Services and Capital Markets Act.

	Article 41-2 (Composition of the Audit Committee) <Maintained>	To reivse the article in accordance with amendments to the Commercial Act to ease requirements to adopt resolution at general meetings of shareholders

(3) The Audit Committee shall by resolution elect one of its members who is a Non-standing Director as the Committee Chairperson, and the Chairperson shall represent the Audit Committee.

(4) The Corporation shall appoint a director who will serve as a member of the Audit Committee separately from other directors in accordance with the Article 542-12 of the Commercial Act.

<Newly established>	(5) A member of the Audit Committee shall be appointed pursuant to Article 24. Provided, however, that in case a shareholder may exercise a vote by electronic means at a general meeting of shareholders pursuant to Article 368-4(1) of the Commercial Act, a member of the Audit Committee shall be appointed by the affirmative votes of at least a majority of the voting rights of the shareholders present at such meeting.

All amendments to the Articles of Incorporation shall be effective on and from the date in which the amendments have been promulgated. A resolution from the EGM and the approval of the Minister of Trade, Industry, and Energy are required for the amendments to be promulgated.